GRASIM

ADITYA BIRLA GROUP

082-03322

[redacted]

08005671

RECEIVED

2008 NOV -3 A 11: 04

October 8, 2008

BY AIR MAIL

Securities & Exchange Commission
Division of Corporate Finance
450, Fifth Street
Washington DC 20459, USA

SUPPL

Dear Sir,

Pursuant to Clause 41 of the Listing Agreement, please note that the Board of Directors of Grasim Industries Limited will meet on Thursday, the 23rd October, 2008 inter alia to consider and approve unaudited financial results (provisional) for the quarter / half year ended 30th September, 2008.

Thanking you,

Yours faithfully,

PROCESSED
NOV 06 2008
THOMSON REUTERS

Ashok Malu
Company Secretary

11/3

END

GRASIM INDUSTRIES LIMITED
(Corporate Finance Division)
Aditya Birla Centre, 'A' Wing, 2nd Floor, S.K. Ahire Marg, Worli, Mumbai 400 030.
Tel. 91-22-6652 5000 / 2499 5000 • Fax. 91-22-6652 5114 / 2499 5114 • Email: grasimcfd@adityabirla.com
Registered Office : P.O. Birlagram, Nagda - 456 331 (M.P.)